SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.     )*
Irvine Sensors Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
463664-50-8

(CUSIP Number)
Celeste Thomasson
Vice President, Legal Affairs
Safran SA
2, boulevard du Général Martial Valin
75724 Paris Cedex 15, France
+33-14-0-60-84-28

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Michael F. DeFranco
Elizabeth P. Fahey
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000
October 17, 2011

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 16 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664-50-8	13D	Page	2	of	16 Pages

1	NAMES OF REPORTING PERSONS Safran SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,831,216[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,831,216[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

49.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
1 The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 463664-50-8	13D	Page	3	of	16 Pages

1	NAMES OF REPORTING PERSONS Sagem Défense Sécurité SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,831,216[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,831,216[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

49.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
2 The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 463664-50-8	13D	Page	4	of	16 Pages

1	NAMES OF REPORTING PERSONS Vectronix AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,831,216[3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,831,216[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

49.1%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
3 The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 463664-50-8	13D	Page	5	of	16 Pages

1	NAMES OF REPORTING PERSONS Vectronix Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,831,216[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,831,216[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

49.1%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
4 The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 463664-50-8	13D	Page	6	of	16 Pages

Item 1.	Security and Issuer.
          This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Irvine Sensors Corporation, a Delaware corporation (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 3001 Red Hill Avenue, Costa Mesa, California 92626.

Item 2.	Identity and Background.
          This Schedule 13D is being jointly filed by Safran SA (“Safran”), Sagem Défense Sécurité SA (“Sagem”), Vectronix AG (“Vectronix Switzerland”) and Vectronix Inc. (“Vectronix” and, together with Safran, Sagem and Vectronix Switzerland, the “Reporting Persons”).
          Safran, a French société anonyme, is a leading international components manufacturer providing critical and high-technology equipment and systems for the aerospace (propulsion and equipment), defense and security markets. The address of the principal business and the address of the principal office of Safran is 2, boulevard du Général Martial Valin — 75724 Paris Cedex 15, France.
          Sagem, a French société anonyme and wholly owned subsidiary of Safran, is a high-technology leader in solutions and services in optronics, avionics, electronics and critical software for civilian and military markets. The address of the principal business and the address of the principal office of Sagem is Le Ponant de Paris, 27, rue Leblanc, 75512 Paris Cedex 15, France.
          Vectronix Switzerland, a Swiss Aktiengesellschaft and a wholly owned subsidiary of Sagem, is a global leader in state-of-the-art optronic equipment, systems and sensors for military and civil applications. The address of the principal business and the address of the principal office of Vectronix Switzerland is Max-Schmidheiny-Strasse 202, CH-9435 Heerbrugg, Switzerland.
          Vectronix, a Delaware corporation and wholly owned subsidiary of Vectronix Switzerland, is a leader in the development of integrated handheld, module and precision systems for observation, detection, location and targeting solutions. The address of the principal business and the address of the principal office of Vectronix is 801 Sycolin Road SE, Suite 206, Leesburg, VA 20175, USA.
          (a) — (f) The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Reporting Persons are set forth on Annex A hereto, which is incorporated herein by reference in response to this Item 2.
          (d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Annex A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Item 3.	Source and Amount of Funds or Other Consideration.
          As more fully described in response to Item 4, the shares of Common Stock to which this Schedule 13D relates have not been purchased by any of the Reporting Persons and, accordingly, no funds were used for such

CUSIP No. 463664-50-8	13D	Page	7	of	16 Pages
purpose. Pursuant to the Stockholder Voting and Support Agreement, dated as of October 17, 2011 (the “Stockholders Agreement”), among each of Griffin Fund LP, Costa Brava Partnership III L.P., Stuart Family Trust, John Carson, John Stuart, Marc Dumont and Thomas Kelly (collectively, the “Supporting Stockholders”) and Vectronix, the Reporting Persons may be deemed to be the beneficial owners of 55,831,216 shares of Common Stock (collectively, the “Covered Shares”) held of record by the Supporting Stockholders as of the date hereof. The Covered Shares constitute approximately 49.1% of the Company’s issued and outstanding shares of Common Stock, based on 113,705,932 shares of Common Stock issued and outstanding as of October 3, 2011, as set forth in the Preliminary Notice of Special Meeting and Proxy Statement of the Company, filed with the Securities and Exchange Commission on October 24, 2011 (the “Preliminary Proxy Statement”).
          Vectronix and the Supporting Stockholders entered into the Stockholders Agreement to induce Vectronix to enter into that certain Asset Purchase Agreement, dated as of October 17, 2011 (the “Agreement”), between Vectronix and the Company. Pursuant to the Agreement, the Company will sell to Vectronix substantially all of the assets used or held for use in connection with, necessary for or relating to the Company’s thermal imaging business, which consists of the Company’s business of researching, developing, designing, manufacturing, producing, marketing, selling and distributing thermal camera products, including clip-on thermal imagers, thermal handheld and mounted equipment devices, other infrared imaging devices and thermal cameras, and in all cases, related thermal imaging products, as such business was conducted anywhere in the world by the Company and its subsidiaries prior to October 17, 2011 (the “Business”). In exchange for substantially all of the assets of the Business, the Company will receive from Vectronix an upfront amount in cash, subject to adjustment, plus deferred payments on the sale by Vectronix of thermal imaging products (the “Purchase Price”), and Vectronix will assume certain liabilities of the Business and repay certain indebtedness of the Company, as more fully set forth in the Agreement.
          The transactions contemplated by the Agreement (collectively, the “Transaction”) are subject to certain conditions, and there is no certainty that the Transaction will be consummated. The descriptions of the Agreement and the Stockholders Agreement contained herein in response to this Item 3 are qualified in their entirety by reference to such agreements, which are filed as Exhibits 2 and 3 hereto, respectively, and incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.
          The information set forth, or incorporated by reference, in Item 3 is incorporated by reference herein in response to this Item 4. The Stockholders Agreement was entered into as a condition to the willingness of Vectronix to enter into the Agreement and to increase the likelihood that the approval of the Company’s stockholders required in connection with the Transaction will be obtained. See the response to Item 3 for a more complete description of the Transaction.
          (a) Pursuant to the terms of the Stockholders Agreement, any shares of Common Stock acquired by any of the Supporting Stockholders after the date of the Stockholders Agreement and during the term of the Stockholders Agreement (including through the exercise of any stock options, the conversion or exchange of securities or by means of any purchase, dividend, distribution or otherwise) will become subject to the Stockholders Agreement (the Covered Shares and any such shares acquired after the date of the Stockholders Agreement, the “Subject Shares”). Accordingly, any such acquisition of shares of Common Stock by any Supporting Stockholder may result in Vectronix being deemed to have acquired beneficial ownership of additional securities of the Company.
          (b) Not applicable.
          (c) The purpose of the Transaction is to effect the sale of substantially all of the assets of the Business to Vectronix in exchange for the Purchase Price, as more fully described in Item 3. While the Transaction has been approved by the Board of Directors of the Company, the Transaction may be deemed to constitute the sale of all or substantially all of the assets of the Company, which would require the prior approval of the holders of a

CUSIP No. 463664-50-8	13D	Page	8	of	16 Pages
majority of the issued and outstanding Common Stock under applicable law. Accordingly, the Transaction is conditioned, among other things, upon the receipt of such stockholder approval. The Stockholders Agreement requires the Supporting Stockholders, which in the aggregate own of record 55,831,216 shares of Common Stock or approximately 49.1% of the Company’s issued and outstanding shares of Common Stock as of the date hereof, based on 113,705,932 shares of Common Stock issued and outstanding as of October 3, 2011, as set forth in the Preliminary Proxy Statement, to, among other things, vote all of their shares (or cause them to be voted) at any meeting of stockholders of the Company however called (or any action by written consent in lieu of meeting) or any adjournment thereof, in favor of the adoption of the Agreement and the approval of the Transaction. Notwithstanding the foregoing, the Supporting Stockholders will not be required to vote in favor of the adoption of the Transaction if the Company and Vectronix amend the Agreement and such amendment is not approved by the Board of Directors of the Company.
          (d) — (e) Not applicable.
          (f) Not applicable, other than as a result of the Transaction, which is described in Item 3 and Item 4(c).
          (g) — (i) Not applicable.
          (j) Other than as described in Item 3 and this Item 4, none of the Reporting Persons currently has a plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.
          (a) — (b) As of the date hereof, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named in Annex A hereto, owns any Common Stock. However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), as a result of Vectronix entering into the Stockholders Agreement, the Reporting Persons may be deemed to be the beneficial owners of the Subject Shares.
          Except as described in Item 4 and this Item 5 and in the Stockholders Agreement, none of the Reporting Persons is entitled to any rights as a stockholder of the Company with respect to the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. As of the date hereof, the Subject Shares constitute 55,831,216 shares of Common Stock or approximately 49.1% of the issued and outstanding shares of Common Stock, based on 113,705,932 shares of Common Stock issued and outstanding as of October 3, 2011, as set forth in the Preliminary Proxy Statement.
          Pursuant to the Stockholders Agreement, the Supporting Stockholders agreed to, among other things, vote the Subject Shares in favor of the adoption of the Agreement and the approval of the Transaction and against any alternative transaction, and pursuant thereto have granted an irrevocable proxy (while the Stockholders Agreement remains in effect) to Vectronix to vote the Subject Shares as such. The Supporting Stockholders have also agreed not to solicit alternative transactions and not to transfer the Subject Shares or enter into any other voting arrangement or understanding with respect thereto while the Stockholders Agreement remains in effect. Notwithstanding the foregoing, if the Agreement is amended by the Company and Vectronix and such amendment is not approved by the Board of Directors of the Company, the Supporting Stockholders will not be required to vote in favor of the adoption of the Agreement or the approval of the Transaction.
          The Stockholders Agreement will terminate upon the earlier to occur of (i) the Closing and (ii) the termination of the Agreement in accordance with its terms.

CUSIP No. 463664-50-8	13D	Page	9	of	16 Pages
          The descriptions of the Agreement and the Stockholders Agreement contained herein in response to this Item 5 are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2 and 3, respectively, and incorporated by reference herein.
          (c) Neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named in Annex A hereto, has effected any transaction in the Common Stock during the past 60 days.
          (d) Not applicable.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein in response to this Item 6. Other than as described in this Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
          The following documents are incorporated by reference herein as exhibits:

Exhibit No.	Exhibit Name
1	Joint Filing Agreement, dated as of October 27, 2011, by and among Safran SA, Sagem Défense Sécurité SA, Vectronix AG and Vectronix Inc.

2	Asset Purchase Agreement, dated as of October 17, 2011, by and between Vectronix Inc. and Irvine Sensors Corporation (incorporated by reference to Exhibit 2.1 to Irvine Sensors Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 19, 2011, File No. 001-08402)

3	Stockholder Voting and Support Agreement, dated as of October 17, 2011, by and among Vectronix Inc. and each of the stockholders of Irvine Sensors Corporation listed on Schedule I thereto (incorporated by reference to Exhibit 2.2 to Irvine Sensors Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 19, 2011, File No. 001-08402)

CUSIP No. 463664-50-8	13D	Page	10	of	16 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 27, 2011

SAFRAN SA
by	/s/ Celeste Thomasson
	Name:	Celeste Thomasson
	Title:	Vice President, Legal Affairs

SAGEM DÉFENSE SÉCURITÉ SA
by	/s/ Philippe Petitcolin
	Name:	Philippe Petitcolin
	Title:	Chief Executive Officer

VECTRONIX AG
by	/s/ Jean Harter
	Name:	Jean Harter
	Title:	Chief Executive Officer

VECTRONIX INC.
by	/s/ Edwin M. Huth
	Name:	Edwin M. Huth
	Title:	Secretary

ANNEX A
EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS
          The following is a list of the executive officers and directors of the Reporting Persons, setting forth the present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such person. Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in the Schedule 13D to which this Annex A is attached.
I. Safran
          Unless otherwise indicated, the current business address of each person is c/o Safran SA 2, boulevard du Général Martial Valin, 75724 Paris Cedex 15, France.

Present Position with Safran or
	Other Principal Occupation or	Business Address
Name	Employment	(if other than Safran’s)	Citizenship
Jean-Paul Herteman	Chairman of the Board Chief Executive Officer Member of the Board of Sagem Défense Sécurité SA		France

Dominique-Jean Chertier	Deputy Chief Executive Officer, Corporate Office		France

Ross McInnes	Deputy Chief Executive Officer, Economic and Financial Affairs Member of the Board of Sagem Défense Sécurité SA		France Australia

Marc Ventre	Deputy Chief Executive Officer, Operations		France

Jean-Pierre Cojan	Executive Vice-President, Strategy		France

Bruno Cotté	Executive Vice-President, International		France

Yves Leclère	Executive Vice-President, Transformation Member of the Board of Sagem Défense Sécurité SA		France

Philippe Petitcolin	President, Defense-Security Chairman of the Board and Chief Executive Officer of Sagem Défense Sécurité SA		France

Francis Mer	Vice-Chairman of the Board		France

Marc Aubry	Member of the Board representing employee shareholders Engineer in charge of the development of dynamic sealing for space engine turbopumps	Snecma (Group Safran) Forêt de Vernon 27200 Vernon, France	France

Giovanni Bisignani	Member of the Board Director General of Honour of IATA	IATA 33 route de l’Aéroport Geneva 15 Aéroport, 1215 Switzerland	Italy

Present Position with Safran or
	Other Principal Occupation or	Business Address
Name	Employment	(if other than Safran’s)	Citizenship
Christophe Burg	Member of the Board representing the French State Director, Department of Industrial Affairs and Economic Intelligence at the French Defense Procurement Agency	Ministère de la Défense — Délégation Générale pour l’Armement (DGA) 7-9, rue des Mathurins) 92220 Bagneux, France	France

Jean-Lou Chameau	Member of the Board representing the French State President of Caltech	Caltech 415 South Hill Avenue Pasadena, CA 91106 USA	France USA

Odile Desforges	Member of the Board Executive Vice-President, Engineering and Quality Member of Renault’s Executive Committee	Renault 13-15 quai Alphonse Le Gallo 92100 Boulogne-Billancourt, France	France

Jean-Marc Forneri	Member of the Board Chairman of Bucéphale Finance	Bucéphale Finance 17 avenue George V 75008 Paris, France	France

Christian Halary	Member of the Board representing employee shareholders Head of the Renovation Calculator Business in the Safran Electronics Division of Sagem Défense Sécurité	Sagem Défense Sécurité (Group Safran) 21 avenue de Gros Chêne 95610 Eragny-sur-Oise, France	France

Xavier Lagarde	Member of the Board Chairman of the Board and Chief Executive Officer of Sagem Telecommunications Chairman of the Board and Cheif Executive Officer of Sagem Mobiles President of Club Sagem SAS		France

Michel Lucas	Member of the Board Chairman and Chief Executive Officer of CIC	Crédit Mutuel CIC (“CIC”) 6 avenue de Provence 75009 Paris, France	France

Elisabeth Lulin	Member of the Board Chief Executive Officer of Paradigmes et Caetera	Paradigmes et Caetera 11 rue de Surcouf 75007 Paris, France	France

Astrid Milsan	Member of the Board representing the French State Head of Investments at APE	Ministère de l’Economie, de l’Industrie et de l’Emploi, Agence des Participations de l’Etat (“APE”) — Télédoc 228 — 139 rue de Bercy 75772 Paris Cedex 12, France	France

Laure Reinhart	Member of the Board representing the French State Deputy Chief Executive Officer of OSEO	OSEO 27-31 avenue du Général Leclerc 94710 Maisons-Alfort, France	France Switzerland

Michèle Rousseau	Member of the Board representing the French State Deputy General Commissaire	Commissariat Général au Développement Durable 3 place de Fontenoy 75007 Paris, France	France

II. Sagem
          Unless otherwise indicated, the current business address of each person is c/o Sagem Défense Sécurité SA, Le Ponant de Paris, 27 rue Leblanc, 75512 Paris Cedex 15, France.

Present Position with Sagem or
	Other Principal Occupation or	Business Address
Name	Employment	(if other than Sagem’s)	Citizenship
Philippe Petitcolin	Chairman of the Board Chief Executive Officer President, Defense-Security of Safran SA	Safran SA 2 Boulevard du Général Martial Valin 75015 Paris Cedex 15 France	France

Ross McInnes	Member of the Board Deputy Chief Executive Officer, Economic and Financial Affairs of Safran SA	Safran SA 2 Boulevard du Général Martial Valin 75015 Paris Cedex 15 France	France

Yves Leclère	Member of the Board Executive Vice-President, Transformation of Safran SA	Safran SA 2 Boulevard du Général Martial Valin 75015 Paris Cedex 15 France	France

Jean-Paul Joseph Georges Gillyboeuf	Member of the Board Member of the Board of Morpho SA and Panhard General Defense SA President of the Supervisory Board of Temis SA Manager of Technologies Intelligence Economique et Strategie Sarl	19, Rue Jeanne D’Arc 92160 Antony France	France

Claude Mathieu	Member of the Executive Committee Vice President, Human Resources		France

Francis Pierre Gaillard	Member of the Executive Committee Vice President, General Affairs Member of the Board of Vectronix Inc.		France

Christian Picollet	Member of the Executive Committee Vice President, Industry		France

Frederic Léopold Lucien Mazzanti	Member of the Executive Committee Vice President, Optronic Division Member of the Board of Vectronix AG		France

Joel Berkoukchi	Member of the Executive Committee Vice President, Avionics Division		France

Jean-Michel Hillion	Member of the Executive Committee Vice President, Safran Electronics Division		France

Jean-Yves Petit	Member of the Executive Committee Vice President, Finance		France

Patrick Ménager	Member of the Executive Committee Vice President, Quality		France

Nathalie Lankry-Pariente	Member of the Executive Committee Vice President, Communications		France

Present Position with Sagem or
	Other Principal Occupation or	Business Address
Name	Employment	(if other than Sagem’s)	Citizenship
Thierry Haud	Member of the Executive Committee Vice President, Purchasing		France

Jean-Paul Herteman	Member of the Board Chairman of the Board of Safran SA Chief Executive Officer of Safran SA	Safran SA 2 Boulevard du Général Martial Valin 75015 Paris Cedex 15 France	France

III. Vectronix Switzerland
          Unless otherwise indicated, the current business address of each person is c/o Vectronix AG, Max-Schmidheiny-Strasse 202, CH-9435 Heerbrugg, Switzerland.

Present Position with Vectronix AG
	or Other Principal Occupation or	Business Address
Name	Employment	(if other than Vectronix AG’s)	Citizenship
Francis Pierre Gaillard	Member of the Board Member of the Executive Committee of Sagem Défense Sécurité SA Vice President, General Affairs of Sagem Défense Sécurité SA	Sagem Défense Sécurité SA Le Ponant de Paris 27 rue Leblanc 75015 Paris Cedex 15, France	France

Jean Roger Harter	Chief Executive Officer Member of the Board of Vectronix Inc.		France

Frederic Léopold Lucien Mazzanti	Member of the Board Member of the Executive Committee of Sagem Défense Sécurité SA Vice President, Optronic Division of Sagem Défense Sécurité SA	Sagem Défense Sécurité SA Le Ponant de Paris 27 rue Leblanc 75575015 12 Paris Cedex 15, France	France

Markus Daniel Patzen	Chief Financial Officer		Switzerland

IV. Vectronix
          Unless otherwise indicated, the current business address of each person is c/o Vectronix Inc., 801 Sycolin Road SE, Suite 206, Leesburg, VA 20175, USA.

Present Position with Vectronix or
	Other Principal Occupation or	Business Address
Name	Employment	(if other than Vectronix’s)	Citizenship
Jean Roger Harter	Member of the Board Chief Executive Officer of Vectronix AG	Vectronix AG Max-Schmidheiny-Strasse 202 CH-9435 Heerbrugg Switzerland	France Switzerland

Jerry A. White	Chairman of the Board Major General, United States Army (Retired)	6825 Copper Oaks Road Columbus, Georgia 31904 U.S.A.	U.S.A.

John E. Longhouser	Member of the Board Chief Executive Officer and President		U.S.A.

Edwin M. Huth	Secretary Vice President of Strategic Planning & Corporate Governance		U.S.A.

John C. Freiling	Treasurer Vice President of Finance		U.S.A.